Filed pursuant to 424(b)(3)
Registration No. 333-133116

SUPPLEMENT NO. 3
DATED NOVEMBER 30, 2006
TO THE PROSPECTUS DATED OCTOBER 6, 2006
OF BEHRINGER HARVARD REIT I, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard REIT I, Inc. dated October 6, 2006, as previously supplemented by Supplement No. 1 dated November 1, 2006 and Supplement No. 2 dated November 15, 2006.  Unless otherwise defined in this Supplement No. 3, capitalized terms used in this Supplement No. 3 have the same meanings as set forth in the prospectus.

Prospectus Summary

Conflicts of Interest

Footnote 6, which appears under the heading “Prospectus Summary — Conflicts of Interest” on page 7 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

(6)            BHR Partners is a limited partner in Behringer Harvard Operating Partnership I LP, our operating partnership, and we are the sole general partner.  Direct minority interests not owned by us or our affiliates consist of 432,586 units of limited partnership interests in Behringer Harvard OP.  These direct minority interests may be converted into our shares at the option of the holder subject to certain conditions and restrictions.

Prior Offering Summary

This information that appears under the heading “Prospectus Summary — Prior Offering Summary” on page 8 of the prospectus is superseded in its entirety as follows:

In addition to our initial public offering, Robert M. Behringer, our Chief Executive Officer, Chief Investment Officer and Chairman of the Board, has recently sponsored, through Behringer Harvard Holdings:  one publicly offered REIT, Behringer Harvard Opportunity REIT I, Inc.; two publicly offered real estate limited partnerships, Behringer Harvard Short-Term Opportunity Fund I LP and Behringer Harvard Mid-Term Value Enhancement Fund I LP; nine private offerings of tenant-in-common interests; and two private real estate limited partnership, Behringer Harvard Strategic Opportunity Fund I LP and Behringer Harvard Strategic Opportunity Fund II LP.  Over the last 15 years, Mr. Behringer has sponsored an additional 29 privately offered real estate programs, consisting of 28 single-asset, real estate limited partnerships and one private REIT, Harvard Property Trust, Inc.  As of September 30, 2006, approximately 38,000 investors had invested an aggregate of approximately $1.5 billion in the foregoing real estate programs, including our initial public offering.  The “Prior Performance Summary” section of this prospectus contains a discussion of the programs sponsored by Mr. Behringer.  Certain statistical data relating to such programs with investment objectives similar to ours also is provided in the “Prior Performance Tables” included as Appendix A to this prospectus.  The prior performance of the programs previously sponsored by Mr. Behringer is not necessarily indicative of the results that we will achieve.  Therefore, you should not assume that you will experience returns, if any, comparable to those experienced by investors in such prior real estate programs.

Questions and Answers About This Offering

The answer to the question “What is the experience of your officers, directors and key personnel?”, which appears on page 20 of the prospectus, is supplemented as follows:

Our senior management team has significant experience acquiring, financing, developing and managing both institutional and non-institutional commercial real estate.  For example, Robert M. Behringer, our Chief Executive Officer, Chief Investment Officer and Chairman of the Board, has over 25 years of experience.  Prior to founding the Behringer Harvard organization, Mr. Behringer had experience in investing in, managing and financing approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational properties.  Robert S. Aisner, our President and Chief Operating Officer, has over 30 years of experience and, prior to joining the Behringer organization in 2003, Mr. Aisner served as an executive officer of a publicly-traded REIT.  See “Management — Executive Officers and Directors” for an extensive discussion of senior management and their experience.

The answer to the question “Who will choose investments you make?”, which appears on page 23 of the prospectus, is supplemented as follows:

Behringer Advisors is our advisor and makes recommendations on all investments to our board of directors.  Behringer Advisors is controlled indirectly by Robert M. Behringer, our Chief Executive Officer, Chief Investment Officer and Chairman of the Board.  As of September 30, 2006, Mr. Behringer had sponsored private and public real estate programs that have raised approximately $1.5 billion from approximately 38,000 investors and which owned and operated a total of 73 commercial real estate properties.  Robert S. Aisner, our President and Chief Operating Officer, and Jon L. Dooley, our Executive Vice President — Real Estate, assist Mr. Behringer in making property acquisition recommendations on behalf of Behringer Advisors to our board of directors.  Our board of directors, including a majority of our independent directors, must approve all of our investments.

Management

Executive Officers and Directors

This section supplements the biography of Robert M. Behringer appearing under the heading “Management — Executive Officers and Directors,” which begins on page 67 of the prospectus.

Robert M. Behringer is our Chief Executive Officer, Chief Investment Officer and Chairman of the Board and the Chief Executive Officer of Behringer Advisors, our advisor.  He also is the majority owner, sole manager and Chief Executive Officer of Behringer Harvard Holdings, the parent corporation of Behringer Advisors.  Since 2002, Mr. Behringer has been a general partner of Behringer Harvard Short-Term Fund I and Behringer Harvard Mid-Term Fund I, each a publicly registered real estate limited partnership.  Mr. Behringer also controls the general partners of Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II, private real estate limited partnerships.  Since 2001, Mr. Behringer also has been the Chief Executive Officer of the other Behringer Harvard companies.

From 1995 until 2001, Mr. Behringer was Chief Executive Officer of Harvard Property Trust, Inc., a privately held REIT formed by Mr. Behringer that has recently been liquidated and that had a net asset value of approximately $200 million before its liquidation.  Before forming Harvard Property Trust, Inc., Mr. Behringer invested in commercial real estate as Behringer Partners, a sole proprietorship formed in 1989, that invested in single asset limited partnerships.  From 1985 until 1993, Mr. Behringer was Vice President and Investment Officer of Equitable Real Estate Investment Management, Inc. (now known as Lend Lease Real Estate Investments, Inc.), one of the largest pension funds advisors and owners of real estate in the United States.  While at Equitable, Mr. Behringer was responsible for its General Account Real Estate Assets located in the South Central United States.  The portfolio included institutional quality office, industrial, retail, apartment and hotel properties exceeding 17 million square feet with a value of approximately $2.8 billion.  Although Mr. Behringer was a significant participant in acquisitions, management, leasing, redevelopment and dispositions, his primary responsibility was to increase net operating income and the overall value of the portfolio.

Mr. Behringer has over 25 years of experience in real estate investment, management and finance activities, including approximately 140 different properties with over 24 million square feet of office, retail, industrial, apartment, hotel and recreational properties.  Since the founding of the Behringer Harvard organization, Mr. Behringer’s experience includes an additional 55 properties, with over 11 million square feet of office, retail, industrial, apartment, hotel, and recreational properties.  Mr. Behringer is a Certified Property Manager, Real Property Administrator and Certified Hotel Administrator, holds NASD Series 7, 24 and 63 registrations and is a member of the Institute of Real Estate Management, the Building Owners and Managers Association, the Urban Land Institute and the Real Estate Council.  Mr. Behringer also was a licensed certified public accountant for over 20 years.  Mr. Behringer received a Bachelor of Science degree from the University of Minnesota.

Description of Real Estate Investments

This section supplements the discussion contained in the prospectus under the heading “Description of Real Estate Investments,” which begins on page 129 of the prospectus, and all similar discussions appearing throughout the prospectus.

St. Louis Place

In connection with the Trizec lease, as of October 31, 2006, Trizec, an unaffiliated third party and an affiliate of the seller of the property, had sublet 7,109 square feet under its current lease.  Trizec’s lease now covers 27,891 square feet with the right to sublet.  Trizec’s right to sublet does not reduce its monthly base rent obligation of $48,125.  We entered into this lease with Trizec when we purchased St. Louis Place in order to reduce leasing risk and supplement returns associated with St. Louis Place.

Lawson Commons

When we acquired Lawson Commons, Rice Park Associates, LLC, an unaffiliated third party and the seller of the property, entered into a five-year lease for 103,470 square feet of Lawson Commons for a monthly base rent of $120,715 with the right to sublet.  As of October 31, 2006, Rice Park Associates, LLC had sublet approximately 78,900 square feet.  Rice Park Associates, LLC’s right to sublet does not reduce its monthly base rent obligation.  We entered into the lease with Rice Park Associates, LLC in order to reduce leasing risk and supplement returns associated with Lawson Commons.

One Financial Plaza

When we acquired One Financial Plaza, Zeller Holdings Corporation, an unaffiliated third party and the seller of the property, entered into an 18-month lease for 25,000 square feet of One Financial Plaza for a monthly base rent of $20,833 with the right to sublet and reduce its lease obligations.  As of October 31, 2006, Zeller Holdings Corporation had sublet approximately 4,300 square feet reducing its monthly base rent to $17,239.  We entered into the lease with Zeller Holdings Corporation in order to reduce leasing risk and supplement returns associated with One Financial Plaza.

1325 G Street

On October 18, 2006, we borrowed $100 million under a loan agreement (the “G Street Loan Agreement”) with Bear Stearns Commercial Mortgage, Inc. through Behringer Harvard 1325 G Street, LLC, a wholly-owned subsidiary of Behringer Harvard OP, our operating partnership.  The G Street Property, which we acquired through Behringer Harvard 1325 G Street, LLC on November 15, 2005, is held as collateral for the G Street Loan Agreement.  The interest rate for the loan under the G Street Loan Agreement is fixed at 5.4830% per annum.  Monthly payments of interest only are required with any remaining balance payable at the maturity date, November 1, 2016.  Prepayment, in whole but not in part, is permitted on or after the second monthly payment date prior to the maturity date, provided that at least 30 days prior written notice is given.

In addition, we have guaranteed payment of the obligation under the G Street Loan Agreement in the event that, among other things, (1) Behringer Harvard 1325 G Street, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the G Street Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard 1325 G Street, LLC or any of its affiliates. Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts and circumstances.

Paces West

When we acquired Paces West, GA-Paces LLC, an unaffiliated third party and the seller of the property, entered into a one-year lease for 126,818 square feet of Paces West for a monthly base rent of approximately $115,833 with the right to sublet and reduce its lease obligations.  As of October 31, 2006, GA-Paces LLC had sublet approximately 4,800 square feet.  We entered into the lease with GA-Paces LLC in order to reduce leasing risk and supplement returns associated with Paces West.

Grandview II

On October 20, 2006, we acquired Grandview II, a six-story office building containing approximately 149,463 rentable square feet in Birmingham, Alabama, through Behringer Harvard Grandview, LLC, a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price of Grandview, exclusive of closing costs, was $22,750,000.  The purchase price for the transaction was determined through negotiations between the Grandview seller, CP Venture Two LLC, a Delaware limited liability company, an unaffiliated third party, and our advisor and its affiliates.  Behringer Harvard Grandview, LLC borrowed $17 million under a loan agreement with J.P. Morgan Chase Bank, N.A. (the “Grandview Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

Grandview, which was originally constructed in 1998, was, as of October 20, 2006, approximately 92% leased and includes the following major tenants:  Assurant Employee Benefits Company; Daniel Realty Company; Solutions Plus, Inc.; and Gresham, Smith & Partners.

Assurant Employee Benefits Company, an insurance company that provides specialized insurance products and related service, leases approximately 39,452 square feet of Grandview II for an annual rent of approximately $731,440 under a lease that expires November 30, 2010 with two five-year renewal options available.

Daniel Realty Company, a real estate management and leasing services company, leases approximately 23,400 square feet of Grandview II for an annual rent of approximately $516,295 under a lease that expires April 30, 2008 with one five-year renewal option available.

Solutions Plus, Inc., a software development services company, leases approximately 21,358 square feet of Grandview II for an annual rent of approximately $473,630 under a lease that expires January 31, 2009 with no renewal options available.

Gresham, Smith & Partners, an architectural, engineering and design services firm, leases approximately 20,481 square feet of Grandview II for an annual rent of approximately $406,140 under a lease that expires July 31, 2008 with one five-year renewal option available.

The interest rate for the loan under the Grandview Loan Agreement is fixed at 5.56% per annum until the maturity date.  Initial monthly payments of interest only are required through November 2011, with monthly principal and interest payments of approximately $97,000 required beginning December 2011 and continuing to the maturity date, November 1, 2016.  Prepayment, in whole but not in part, is permitted from and after the third monthly payment date prior to the maturity date, provided that at least 30 days prior written notice is given.  At maturity, a balloon payment of approximately $15.7 million will be due.  In addition, we have guaranteed payment of the debt under the Grandview Loan Agreement in the event that (1) Behringer Harvard Grandview, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Grandview Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard Grandview, LLC or any of its affiliates.  Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts or circumstances.

We believe that Grandview II is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Grandview II over the next few years.  There are at least seven comparable properties located in the same submarket that might compete with Grandview II.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $292,940.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	86.3%	$16.22
2004	100%	$21.56
2003	100%	$21.20
2002	100%	$20.70
2001	99.8%	$20.32

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Grandview II.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	0	—	—	—
2007	0	—	—	—
2008	2	43,921	$922,433	29.4%
2009	1	21,358	$473,630	14.3%
2010	2	46,516	$869,683	31.1%
2011	1	2,436	$16,818	1.6%
2012	2	15,526	$254,302	10.4%
2013	0	—	—	—
2014	0	—	—	—
2015	0	—	—	—

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Grandview II.  Among other things, HPT Management has the authority to negotiate and enter into leases of Grandview II on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Daniel Realty Company.

Bank of America Plaza

On October 26, 2006, we acquired Bank of America Plaza, a 40-story office building containing approximately 887,000 rentable square feet with a three-level underground parking garage, in Charlotte, North Carolina, through Behringer Harvard 101 South Tryon LP (“BH 101 South Tryon”), a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price for Bank of America Plaza, exclusive of closing costs and initial escrows, was $194.1 million.  The purchase price for the transaction was determined through negotiations between the Bank of America Plaza seller, Trizec Holdings, LLC, and our advisor and its affiliates.  BH 101 South Tryon LP borrowed $150 million under a loan agreement (the “Bank of America Plaza Loan Agreement”) with Citigroup Global Markets Realty Corp. (the “Bank of America Plaza Lender”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offerings of common stock to the public.

Bank of America Plaza was, as of October 26, 2006, approximately 99% leased, with approximately 72% of the building leased to Bank of America, N.A.  Bank of America, N.A., a global financial institution, leases approximately 640,000 square feet of Bank of America Plaza for a current annual rent of approximately $6.3 million under a lease that expires in March 2019 with two five-year renewal options available.

The interest rate for the loan under the Bank of America Plaza Loan Agreement is fixed at 5.433% per annum.  Monthly payments of interest only are required with any remaining balance payable at the maturity date, November 6, 2016.  Prepayment, in whole but not in part, is permitted on or after the third monthly payment date prior to the maturity date, provided that at least 15 days prior written notice is given.  At maturity, a balloon payment of approximately $150 million will be due.  In addition, we have guaranteed payment of the debt under the Bank of America Plaza Loan Agreement in the event that, among other things, (1) BH 101 South Tryon LP files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Bank of America Plaza Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of BH 101 South Tryon LP or any of its affiliates. Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts and circumstances.

We believe that Bank of America Plaza is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Bank of America Plaza over the next few years.  There are at least five comparable properties located in the same submarket that might compete with Bank of America Plaza.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles.  Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $1,295,568.  The real estate taxes were calculated by multiplying Bank of America Plaza’s assessed value by a tax rate of approximately 1.30%.

The historical information relating to the occupancy of Bank of America Plaza for 2001-2005 was not available from the seller.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Bank of America Plaza.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	0	—	—	—
2007	11	26,284	$360,423	2.9%
2008	8	96,404	$1,198,983	10.9%
2009	7	14,921	$176,623	1.7%
2010	4	5,826	$92,419	0.7%
2011	3	5,083	$106,508	0.6%
2012	0	—	—	—
2013	1	63,503	$801,194	7.2%
2014	0	—	—	—
2015	0	—	—	—

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Bank of America Plaza.  Among other things, HPT Management has the authority to negotiate and enter into leases of Bank of America Plaza on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.

Three Parkway

On October 30, 2006, we acquired Three Parkway, a 20-story office building containing approximately 561,351 rentable square feet in Philadelphia, Pennsylvania, through Behringer Harvard Three Parkway, LLC, a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price of Three Parkway, exclusive of closing costs, was $90,000,000.  The purchase price for the transaction was determined through negotiations between the Three Parkway seller, AGL Investments No. 2 Limited Partnership L.L.L.P, a Colorado limited liability limited partnership and unaffiliated third party, and our advisor and its affiliates.  Behringer Harvard Three Parkway, LLC borrowed $67,125,000 million under a loan agreement with J.P. Morgan Chase Bank, N.A. (the “Three Parkway Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

Three Parkway, which was originally constructed in 1970, was, as of October 30, 2006, approximately 90% leased and includes the following major tenants:  excelleRx, Inc.; Reliance Insurance Company; and American International Insurance Company.

excelleRx, Inc., a wholly owned subsidiary of Omnicare, Inc., a geriatric pharmaceutical services company, leases approximately 112,000 square feet of Three Parkway for annual rent of approximately $2.2 million under a least that expires in May 2015 with two five-year renewal options available.

Reliance Insurance Company, an insurance company in bankruptcy liquidation proceedings, leases approximately 62,000 square feet of Three Parkway for annual rent of approximately $1.1 million under a lease that expires in December 2009 with three one-year renewal options available.  Under the liquidation order, the Commonwealth of Pennsylvania has guaranteed rental payments and compliance with the terms of the lease through the term of the lease.

American International Insurance Company, an international insurance provider, leases approximately 58,000 square feet of Three Parkway for a current annual rent of approximately $578,000 which will increase to annual rent of approximately $1.2 million beginning in April 2007.  The lease expires in March 2016 with one five-year renewal options available.

The interest rate for the loan under the Three Parkway Loan Agreement is fixed at 5.475% per annum.  Initial monthly payments of interest only are required through November 2011, with monthly principal and interest payments of approximately $380,000 required beginning December 2011 and continuing to the maturity date, November 1, 2016.  Prepayment, in whole but not in part, is permitted on or after the third monthly payment date prior to the maturity date, provided that at least 30 days prior written notice is given.  At maturity, a balloon payment of approximately $62 million will be due.  In addition, we have guaranteed payment of the debt under the Three Parkway Loan Agreement in the event that (1) Behringer Harvard Three Parkway, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Three Parkway Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard Three Parkway, LLC or any of its affiliates.  Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts or circumstances.

We believe that Three Parkway is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Three Parkway over the next few years.  There are at least nine comparable properties located in the same submarket that might compete with Three Parkway.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2006 (the most recent tax year for which information is generally available) were approximately $1,190,000.  The real estate taxes paid were calculated by multiplying Three Parkway’s assessed value by a tax rate of 32%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	89.7%	$15.53
2004	50.4%	$20.66
2003	59.7%	$15.25
2002	42.9%	$19.24
2001	35.2%	$13.00

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Three Parkway.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	0	—	—	—
2007	3	11,487	$307,650	2.3%
2008	6	50,912	$1,315,756	10.3%
2009	2	76,939	$1,630,020	15.5%
2010	2	29,735	$744,421	6.0%
2011	0	—	—	—
2012	0	—	—	—
2013	4	86,955	$2,349,464	17.6%
2014	0	—	—	—
2015	3	229,740	$5,911,844	46.4%

HPT Management has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of Three Parkway.  Among other things, HPT Management has the authority to negotiate and enter into leases of Three Parkway on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses.  HPT Management has subcontracted certain of its on-site management services to Trammell Crow Company.

4440 El Camino Real

On November 2, 2006, we acquired 4440 El Camino Real, a three-story office building containing approximately 96,562 rentable square feet in Los Altos, California, through Behringer Harvard El Camino Real LP, a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price of 4440 El Camino Real, exclusive of closing costs, was $44,000,000.  The purchase price for the transaction was determined through negotiations between the 4440 El Camino Real sellers, Los Altos Office Associates, LLC, SHP Menlo Park LLC and Peter Pau, unaffiliated third parties, and our advisor and its affiliates.  Behringer Harvard El Camino Real LP assumed borrowings of approximately $27.7 million under a loan agreement with Wells Fargo Bank, as Trustee for the Registered Holders of Credit Suisse First Boston Mortgage Securities Corp., Commercial Pass-Through Certificates Series 2001-CK3 (the “4440 El Camino Real Loan Agreement”), to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

4440 El Camino Real was, as of November 2, 2006, 100% leased to Rambus, Inc.  Rambus, Inc. is a developer of microchip interface technologies that enhance the performance and cost-effectiveness of its customers’ semiconductor and system products.  Rambus, Inc. leases 4440 El Camino Real for an aggregate annual rent of $4,500,000 under a lease that expires in December 2010.

We assumed the loan on 4440 El Camino Real under the 4440 El Camino Real Loan Agreement on November 2, 2006.  The interest rate under the loan is fixed at 7.78% per annum.  Monthly payments of principal and interest are required in the amount of approximately $210,000 through the maturity date, April 11, 2011.  Prepayment, in whole but not in part, is permitted on or after the sixth monthly payment date prior to the maturity date, provided that at least 30 days prior written notice is given. Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts and circumstances.

We believe that 4440 El Camino Real is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to 4440 El Camino Real over the next few years.  There are at least four comparable properties located in the same submarket that might compete with 4440 El Camino Real.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the most recent tax year for which information is generally available were approximately $450,000.  The real estate taxes paid were calculated by multiplying 4440 El Camino Real’s assessed value by a tax rate of 1.16%.

The weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31 was 100% and $46.60 per square foot, respectively.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for 4440 El Camino Real.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	0	—	—	—
2007	0	—	—	—
2008	0	—	—	—
2009	0	—	—	—
2010	1	96,562	$4,500,000	100%
2011	0	—	—	—
2012	0	—	—	—
2013	0	—	—	—
2014	0	—	—	—
2015	0	—	—	—

Fifth Third Center

On November 15, 2006, we acquired Fifth Third Center, a 27-story office building containing approximately 508,397 rentable square feet in Cleveland, Ohio, through Behringer Harvard 600 Superior Avenue LP, a wholly-owned subsidiary of Behringer Harvard OP.  The total contract purchase price of Fifth Third Center, exclusive of closing costs, was $63,750,000.  The purchase price for the transaction was determined through negotiations between the Fifth Third Center seller, 600 Superior Partners, LLC, an Ohio limited liability company and unaffiliated third party, and our advisor and its affiliates.  Behringer Harvard 600 Superior Avenue LP borrowed $49,250,000 million under a loan agreement with J.P. Morgan Chase Bank, N.A. (the “Fifth Third Loan Agreement”) to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public.

Fifth Third Center was, as of November 15, 2006, approximately 83% leased and includes the following major tenants:  Fifth Third Bank and McDonald Hopkins Co., LPA.

Fifth Third Bank, a financial institution serving ten states, leases approximately 99,000 square feet of Fifth Third Center for annual rent of approximately $1,337,000 under a lease that expires in October 2019 with three five-year renewal options available.

McDonald Hopkins Co., LPA, a full-service law firm with offices in Ohio, Michigan and Florida, leases approximately 79,000 square feet of Fifth Third Center for annual rent of approximately $1,480,000 under a lease that expires in January 2018 with two five-year renewal options available.

The interest rate for the loan under the Fifth Third Loan Agreement is fixed at 5.6076% per annum until the maturity date.  Initial monthly payments of interest only are required through December 2011, with monthly principal and interest payments of approximately $283,000 required beginning January 2012 and continuing to the maturity date, December 1, 2016.  Prepayment, in whole but not in part, is permitted from and after the third monthly payment date prior to the maturity date, provided that at least 15 days prior written notice is given.  At maturity, a balloon payment of approximately $45.6 million will be due.  In addition, we have guaranteed payment of the debt under the Fifth Third Loan Agreement in the event that (1) Behringer Harvard 600 Superior Avenue LP files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law or (2) an involuntary case is commenced against the initial borrower under the Fifth Third Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard 600 Superior Avenue LP or any of its affiliates.  Further, in certain circumstances, we are obligated to guarantee payment of lender losses based on certain prohibited acts or circumstances.

We believe that Fifth Third Center is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Fifth Third Center over the next few years.  There are at least six comparable properties located in the same submarket that might compete with Fifth Third Center.

We will allocate a portion of the aggregate purchase price to one of three property components:  land; building; and real estate intangibles. Of these three components, only amounts allocated to building and real estate intangibles are depreciated or amortized.  For federal income tax purposes, we depreciate or amortize (1) amounts allocated to building on a straight-line basis over 39.5 years, (2) amounts allocated to the 15-year asset class, which generally includes land improvements on the property site, on a declining balance method and (3) amounts allocated to the five- and seven-year asset classes, which generally include other improvements, on the double declining balance method.

Real estate taxes paid for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $1,252,000.  The real estate taxes paid were calculated by multiplying Fifth Third Center’s assessed value by a tax rate of 8.5183172%.

The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual base rent per square foot, for the property during the past five years ended December 31:

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	79.1%	$15.99
2004	71.1%	$14.79
2003	60.9%	$19.84
2002	91.9%	$16.85
2001	90.2%	$18.54

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Fifth Third Center.  The table shows the approximate rentable square feet represented by the applicable lease expirations:

Year Ending December 31	Number of Leases Expiring	Approx. Total Area of Expiring Leases (Sq. Ft.)	Total Annual Rental Income of Expiring Leases ($)	% of Gross Annual Rental Income Represented by Expiring Leases
2006	0	—	—	—
2007	4	25,821	$484,812	6.2%
2008	1	10,042	$169,224	2.4%
2009	2	3,081	$43,068	0.7%
2010	4	21,430	$472,212	5.1%
2011	4	36,692	$2,041,380	8.8%
2012	1	2,116	$48,672	0.5%
2013	3	59,731	$1,280,112	14.3%
2014	2	12,150	$265,404	2.9%
2015	1	26,636	$673,068	6.4%

Potential Acquisitions

Eldridge Place

On October 25, 2006, Behringer Harvard OP, our operating partnership, entered into an assignment from Harvard Property Trust, LLC, an entity affiliated with our advisor, of a contract to purchase an office complex located in Houston, Texas (“Eldridge Place”) from an unaffiliated seller, TR Eldridge Place Corp.  Eldridge Place consists of a 12-story and a 14-story office building containing approximately 519,000 combined rentable square feet, with an attached five-story parking garage, located on approximately 6.4 acres of land.  The contract price for Eldridge Place is $101 million, excluding closing costs.  As of November 17, 2006, we have made earnest money deposits totaling $2,910,000.

The consummation of the purchase of Eldridge Place is subject to substantial conditions.  Our decision to consummate the acquisition of Eldridge Place will generally depend upon:

•                 the satisfaction of the conditions to the acquisition contained in the relevant contracts;

•                  no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

•                  our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•                  our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of Eldridge Place; thus, we cannot give any assurances that the closing of this acquisition is probable.

In evaluating Eldridge Place as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at Eldridge Place is comparable to market rates.  We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed.  Eldridge Place will be subject to competition from similar office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. Neither we nor our operating partnership have considered any other factors materially relevant to our decision to acquire this property.